UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind
                                  P.O. Box 1292
                            Clifton, New Jersey 07012
                                 (973) 214-5248
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 2, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  62888Q109


1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Carole Salkind

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a)  /X/
                                                              (b)  / /
------------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)
    PF (Except as noted in Item 3)
------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                             / /
------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
------------------------------------------------------------------------
NUMBER OF                     7.     SOLE VOTING POWER
 SHARES                                     2,856,392,122 (a) (b)
BENEFICIALLY                  8.     SHARED VOTING POWER
 OWNED BY                                   356,550,000 (c)
  EACH                        9.     SOLE DISPOSITIVE POWER
REPORTING                                   2,856,392,122 (a) (b)
PERSON WITH                  10.     SHARED DISPOSITIVE POWER
                                            356,550,000 (c)
------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,226,847,122 (a) (b) (c) (d)
-----------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                      / /
------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8%
------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)
    IN
------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  62888Q109



1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Acme Associates, Inc.            020546910

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See  Instructions)
    (a)    /X/                                                 (b) / /
------------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)
    OO (Except as noted in Item 3)
------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
------------------------------------------------------------------------
NUMBER OF                     7.     SOLE VOTING POWER
  SHARES                                       -0-
BENEFICIALLY                  8.     SHARED VOTING POWER
OWNED BY                                  240,500,000 (e)
  EACH                        9.     SOLE DISPOSITIVE POWER
REPORTING                                      -0-
PERSON WITH                  10.     SHARED DISPOSITIVE POWER
                                          240,500,000 (e)
------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    240,500,000 (e)
------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                        / /
------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    27.3%
------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  62888Q109


Footnotes
---------

(a) Assumes the conversion in full of NCT Group, Inc. ("NCT" or the "Issuer") secured convertible notes in the aggregate principal amount of $45,936,953 held by Carole Salkind as of August 2, 2004 along with accrued interest (an aggregate amount of $270,385 calculated at the stated rate of 8% until maturity and at the default rate of 13% for notes in default, if applicable) and default penalty (10% of the principal in default), if applicable. The notes are convertible into NCT common stock at any time from issuance until date of note discharge at the fixed conversion prices outlined in the table below. At Carole Salkind's election, the notes may be exchanged for shares of common stock of any of NCT's subsidiaries (except Pro Tech Communications, Inc.) that makes a public offering of its common stock (at the public offering price thereof). The above calculations are based upon an assumption that a conversion notice was delivered on August 2, 2004. Interest was calculated on all of the notes at the rate of 8.0% per annum from issuance through August 2, 2004 or the respective maturity dates, if earlier. To date, one note has been converted or exchanged (on May 18, 2001, Carole Salkind converted a $500,000 note into 4,303,425 shares of NCT common stock). To date, Issuer has not repaid any secured convertible note due Carole Salkind (except for a $250,000 note dated January 25, 2001) but has rolled the matured note (or demand note for which payment had been demanded) into a new convertible note along with accrued interest and default penalty. Summarized below are the convertible notes held by Carole Salkind as of August 2, 2004:

                                                          Conversion
    Issue Date          Due Date         Principal          Price
    ----------          --------         ---------         --------
     12/15/03           06/15/04      $    400,000         $ 0.0370
     05/07/04          On Demand           400,000           0.0410
     05/21/04          On Demand           400,000           0.0340
     06/04/04          On Demand           400,000           0.0310
     06/15/04           12/15/04         2,793,668           0.0270
     06/15/04           12/15/04         1,626,883           0.0270
     06/15/04           12/15/04         6,913,601           0.0270
     06/16/04          On Demand           425,000           0.0270
     06/16/04           12/16/04           400,000           0.0270
     06/16/04           12/16/04           459,660           0.0270
     06/28/04           12/28/04         4,383,902           0.0310
     06/30/04           12/30/04         3,477,127           0.0310
     07/16/04           01/16/05           400,000           0.0290
     07/16/04           01/16/05         9,469,467           0.0290
     08/02/04           02/02/05        13,587,645           0.0270
     08/02/04           02/02/05           400,000           0.0270
                                     ----------------
                                      $ 45,936,953
                                     ================

(b) Assumes the exercise in full of currently vested warrants granted to Carole Salkind to acquire shares of NCT common stock. NCT amended the exercise prices on each of the warrants granted prior to December 20, 2001 to $0.071. The warrants to purchase shares of NCT common stock granted to Carole Salkind as of August 2, 2004, as amended to reduce the exercise prices, are as follows:

                                  SCHEDULE 13D
CUSIP No.  62888Q109

                                                                        Shares
      Grant Date          Expiration Date      Exercise Price          Granted
      ----------          ---------------      ---------------       -----------
       02/13/01             02/13/06            $ 0.0710              7,042,254
       05/14/01             05/14/06              0.0710                500,000
       08/22/01             08/22/06              0.0710                625,000
       09/28/01             09/28/06              0.0710              1,000,000
       12/20/01             12/20/06              0.0710              1,250,000
       01/11/02             01/11/07              0.0790              2,789,082
       01/25/02             01/25/07              0.0900                812,500
       01/25/02             01/25/07              0.0900                312,500
       02/27/02             02/27/07              0.0790              1,034,266
       03/01/02             03/01/07              0.0790                437,500
       05/02/02             05/02/07              0.0940              3,188,708
       05/02/02             05/02/07              0.0940              3,562,500
       05/29/02             05/29/07              0.0950              1,500,000
       06/02/02             06/02/07              0.0970              1,500,000
       07/03/02             07/03/07              0.0780              1,500,000
       07/12/02             07/12/07              0.0750             20,000,000
       07/15/02             07/15/07              0.0750              1,500,000
       07/23/02             07/23/07              0.0590              2,250,000
       08/14/02             08/14/07              0.0820              1,500,000
       08/29/02             08/29/07              0.0760              2,100,000
       09/09/02             09/09/07              0.0770              1,500,000
       09/30/02             09/30/07              0.0700             10,000,000
       09/30/02             09/30/07              0.0700             16,157,565
       11/07/02             11/07/07              0.0720              1,750,000
       11/20/02             11/20/07              0.0540              1,750,000
       11/21/02             11/21/07              0.0535              6,271,926
       12/02/02             12/02/07              0.0480              1,500,000
       12/16/02             12/16/07              0.0420              1,750,000
       12/26/02             12/26/07              0.0420             10,206,373
       12/30/02             12/30/07              0.0412              1,500,000
       01/15/03             01/15/08              0.0410              2,000,000
       01/23/03             01/23/08              0.0400             11,775,579
       01/30/03             01/30/08              0.0410              1,500,000
       02/11/03             02/11/08              0.0400              5,500,000
       03/04/03             03/04/08              0.0350              2,000,000
       03/13/03             03/13/08              0.0310              4,250,000
       03/13/03             03/13/08              0.0310              3,750,000
       04/02/03             04/02/08              0.0290              2,000,000
       04/11/03             04/11/08              0.0310              2,000,000
       04/21/03             04/21/08              0.0370              2,000,000
       05/15/03             05/15/08              0.0460              2,000,000
       05/22/03             05/22/08              0.0420              7,500,000
       05/28/03             05/28/08              0.0440              1,900,000
       06/12/03             06/12/08              0.0440             10,500,000
       06/12/03             06/12/08              0.0440              2,000,000
       06/28/03             06/28/08              0.0380              2,000,000
       07/14/03             07/14/08              0.0312              2,000,000
       07/14/03             07/14/08              0.0312              2,000,000
       07/28/03             07/28/08              0.0420              2,000,000
       07/28/03             07/28/08              0.0420              2,000,000
       08/07/03             08/07/08              0.0539              2,750,000
       08/18/03             08/18/08              0.0450              2,000,000

                                  SCHEDULE 13D
CUSIP No.  62888Q109


       08/28/03             08/28/08              0.0550              2,000,000
       08/28/03             08/28/08              0.0550              2,000,000
       09/11/03             09/11/08              0.0500              2,500,000
       09/12/03             09/12/08              0.0500              2,000,000
       10/02/03             10/02/08              0.0430              4,000,000
       10/14/03             10/14/08              0.0440             19,250,000
       10/14/03             10/14/08              0.0440              2,000,000
       11/03/03             11/03/08              0.0440              2,000,000
       11/21/03             11/21/08              0.0410              2,250,000
       11/21/03             11/21/08              0.0410              2,500,000
       11/22/03             11/22/08              0.0410              2,500,000
       12/15/03             12/15/08              0.0370             16,500,000
       12/15/03             12/15/08              0.0370              2,500,000
       12/31/03             12/31/08              0.0400             32,250,000
       12/31/03             12/31/08              0.0400              5,500,000
       02/13/04             02/13/09              0.0500              6,750,000
       03/05/04             03/05/09              0.0490              6,750,000
       03/15/04             03/15/09              0.0470             96,500,000
       03/15/04             03/15/09              0.0470             56,500,000
       03/15/04             03/15/09              0.0470              6,750,000
       03/15/04             03/15/09              0.0470              5,000,000
       04/01/04             04/01/09              0.0530              6,750,000
       04/14/04             04/14/09              0.0501              6,750,000
       05/07/04             05/07/09              0.0410              6,750,000
       05/21/04             05/21/09              0.0340              6,750,000
       06/04/04             06/04/09              0.0310              6,750,000
       06/15/04             06/15/09              0.0270             46,000,000
       06/15/04             06/15/09              0.0270             27,000,000
       06/15/04             06/15/09              0.0270            114,000,000
       06/16/04             06/21/09              0.0270              7,500,000
       06/16/04             06/16/09              0.0270              6,750,000
       06/16/04             06/16/09              0.0270              7,750,000
       06/28/04             06/28/09              0.0310             72,250,000
       06/30/04             06/30/09              0.0310             57,250,000
       07/16/04             07/16/09              0.0290              6,750,000
       07/16/04             07/16/09              0.0296            156,000,000
       08/02/04             08/02/09              0.0270            223,750,000
       08/02/04             08/02/09              0.0270               7,500,000
                                                                 ---------------
                                                                   1,226,465,753
                                                                 ===============

(c) Assumes the exercise in full of currently-vested options granted to entities that are affiliated with Carole Salkind including Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc. (formerly known as Stopnoise.com, Inc.); Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc. The options were granted in consideration of consulting services performed by each of these entities for NCT. Carole Salkind is the sole shareholder of Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple. Carole Salkind shares voting and dispositive power over all of the Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple option shares. Carole Salkind's son is the sole shareholder of Leben Care and Stop Noise. As a result, all of the Acme, Motorworld, Inframe, Avant, Turbo Networks, Maple, Leben Care and Stop Noise option shares have been deemed beneficially owned by Carole Salkind. Carole Salkind disclaims beneficial ownership of the Leben Care and Stop Noise option shares. The options to purchase shares of NCT common stock granted to affiliates of Carole Salkind as of August 2, 2004 are as follows:

                                  SCHEDULE 13D
CUSIP No.  62888Q109



                                Grant        Expiration       Exercise             Shares
      Optionee                   Date           Date           Price               Granted
  ------------------------    ----------    ------------    ------------        --------------
  Leben Care, Inc.             01/08/02       01/24/07       $  0.0790             1,500,000
  Leben Care, Inc.             01/25/02       05/22/06          0.1300               600,000
  Leben Care, Inc.             01/25/02       05/22/06          0.1300               300,000
  Leben Care, Inc.             01/25/02       05/22/06          0.1300               450,000
  Leben Care, Inc.             01/25/02       05/22/06          0.1300               500,000
  Leben Care, Inc.             01/25/02       01/24/07          0.0900             5,000,000
                                                                                --------------
      Subtotal                                                                     8,350,000
                                                                                --------------

  Stop Noise, Inc.             02/27/02       06/30/06          0.1200               625,000
  Stop Noise, Inc.             02/27/02       10/08/06          0.0925             1,500,000
  Stop Noise, Inc.             02/27/02       02/26/07          0.0790             1,250,000
                                                                                --------------
      Subtotal                                                                     3,375,000
                                                                                --------------

  Acme Associates, Inc.        09/30/02       09/30/07          0.0700            50,000,000
  Acme Associates, Inc.        07/14/03       07/14/08          0.0312            25,000,000
  Acme Associates, Inc.        09/11/03       09/11/08          0.0520             7,500,000
  Acme Associates, Inc.        10/03/03       10/03/08          0.0430             5,750,000
  Acme Associates, Inc.        10/14/03       10/14/08          0.0440            44,000,000
  Acme Associates, Inc.        11/03/03       11/03/08          0.0450             2,000,000
  Acme Associates, Inc.        11/21/03       11/21/08          0.0410             6,500,000
  Acme Associates, Inc.        12/17/03       12/17/08          0.0370            99,750,000
                                                                                --------------
      Subtotal                                                                   240,500,000
                                                                                --------------

                                                                                --------------
  Motorworld, Incorporated     12/26/03       12/26/07          0.0420            23,000,000
                                                                                --------------

                                                                                --------------
  Inframe, Inc.                01/23/03       01/23/08          0.0420            23,000,000
                                                                                --------------

  Avant Interactive, Inc.      02/11/03       02/11/08          0.0400             7,000,000
  Avant Interactive, Inc.      03/12/03       03/12/08          0.0310            13,500,000
  Avant Interactive, Inc.      04/03/03       04/03/08          0.0290             2,000,000
  Avant Interactive, Inc.      04/11/03       04/11/08          0.0310             2,000,000
                                                                                --------------
      Subtotal                                                                    24,500,000
                                                                                --------------

  Turbo Networks, Inc.         04/17/03       04/17/08          0.0370             2,000,000
  Turbo Networks, Inc.         05/22/03       05/22/08          0.0420            18,550,000
  Turbo Networks, Inc.         06/28/03       06/28/08          0.0400             2,000,000
                                                                                --------------
      Subtotal                                                                    22,550,000
                                                                                --------------

                                                                                --------------
  Maple Industries, Inc.       06/12/03       06/12/08          0.0440            23,000,000
                                                                                --------------

      Total                                                                      368,275,000
                                                                                ==============


(d) Carole Salkind disclaims beneficial ownership as to 5,000 shares held by her separated spouse. The stock certificate for such shares is in the possession of the Issuer. As of the date of event that requires this filing, the value of these shares is approximately $125. Carole Salkind also disclaims beneficial ownership as to 2,175,000 currently exercisable option shares held by her separated spouse.

                                  SCHEDULE 13D
CUSIP No.  62888Q109


(e) Assumes the exercise in full of options granted to Acme Associates, Inc., a New Jersey corporation whose sole shareholder is Carole Salkind (refer to the table in footnote (c) above).

This Schedule 13D is jointly filed by Carole Salkind and Acme Associates, Inc. ("Acme" and, together with Carole Salkind, the "Reporting Persons").


Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of the following issuer:

          NCT Group, Inc.
          20 Ketchum Street
          Westport, CT  06880.

          NCT is a Delaware corporation.

Item 2.   Identity and Background.

          1.  Carole Salkind

          Ms. Salkind is a shareholder of and an investor in NCT Group, Inc. and is the sole shareholder of Acme Associates, Inc. Ms. Salkind's present principal occupation is private investor. Her business address is P.O. Box 1292, Clifton, New Jersey 07012. Carole Salkind is a citizen of the United States of America.

          During the last five years, Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2. Acme Associates, Inc.

          Acme is a New Jersey corporation. The principal activities of Acme are packaging and delivering interactive electronic products and providing management consulting services. The principal business address of Acme is 322 Green Pond Road, Hibernia, New Jersey 07842. Carole Salkind is the sole shareholder of Acme. Morton Salkind, the separated spouse of Carole Salkind, serves as President of Acme. Mr. Salkind's present principal occupation is President of Acme Associates, Inc. Mr.
          Salkind's  business  address  is 322 Green Pond  Road,  Hibernia,  New
          Jersey 07842. Mr. Salkind is a citizen of the United States of America.

          During the last five years, neither Acme nor Morton Salkind, its President, nor Carole Salkind, its sole shareholder, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a

                                  SCHEDULE 13D
CUSIP No.  62888Q109


          judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Carole Salkind purchased or acquired: (1) the notes convertible into NCT's common stock described in footnote (a) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"); (2) the warrants described in footnote
          (b) above in private placements under Section 4(2) of the Securities Act; (3) 4,303,425 shares of NCT's common stock upon conversion of a NCT convertible note in a private placement under Section 4(2) of the Securities Act; (4) 863,250 shares of NCT's common stock purchased in four open market transactions placed through the OTC Bulletin Board in 1999; (5) 2,685,000 shares of NCT's common stock purchased in various open market transactions prior to 1999 placed through the NASDAQ National Market System; (6) 6,857,143 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act; (7) 1,000,000 shares of NCT's common stock acquired on September 10, 2001 in a private placement with NCT under Regulation D under the Securities Act for a purchase price of $93,000, or $0.093 per share; (8) 790,000 shares of NCT's common stock purchased in eight open market transactions placed through the OTC Bulletin Board on December 26, 27 and 28, 2001 at an aggregate price of $61,462, reflecting an average per share price of $0.0778; and (9) the options described in footnotes (c) and (d) above in private placements under
          Section 4(2) of the Securities Act. In each of these transactions, excluding the rollover of convertible notes in default, the warrant received by Carole Salkind on July 12, 2002, the warrant for 10,000,000 shares received by Carole Salkind on September 30, 2002 and the options granted, as outlined in footnotes (c) and (d) above, to Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; Maple Industries, Inc.; and Morton Salkind, Carole Salkind paid cash from personal funds. Carole Salkind paid for the warrant received on July 12, 2002 by the irrevocable waiver of all of her rights to exchange NCT notes for shares of common stock of Pro Tech Communications, Inc., a subsidiary of NCT. Carole Salkind paid for and received the warrant for 10,000,000 shares on September 30, 2002 by the irrevocable waiver of all of her rights to exercise a warrant for shares of common stock of Pro Tech Communications, Inc. The options described in footnote (c) above granted to each of Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated;
          Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc., respectively, were in consideration of consulting services provided by each to NCT.

                                  SCHEDULE 13D
CUSIP No.  62888Q109


Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired, directly and beneficially, the NCT securities described in footnotes (a), (b), (c) and (d) above for investment purposes only with no view to acquire or otherwise exercise control of or over NCT. As noted in the Schedule 13D, Amendment No. 15, filed by her on December 21, 2001, Carole Salkind had determined to acquire up to 5,000,000 additional shares of common stock in open market purchases from time to time. To date, Carole Salkind has acquired 790,000 of the 5,000,000 shares of NCT common stock she has determined to acquire.

Item 5.   Interest in Securities of the Issuer.

          (a)      As of  August  2,  2004,  Carole  Salkind  beneficially  owns
          3,226,847,122 shares, or 83.8%, of the Issuer's common stock (the "Beneficially Owned Shares") consisting of (i) 16,498,818 shares of the Issuer's common stock; (ii) secured convertible notes of the Issuer whose aggregate outstanding principal amount as of August 2, 2004 is convertible, currently or within 60 days of August 2, 2004, into 1,603,133,483 shares of the Issuer's common stock; (iii) secured convertible notes of the Issuer whose aggregate outstanding interest accrued through August 2, 2004 is convertible, currently or within 60 days of August 2, 2004, into 9,212,987 shares of the Issuer's common stock; (iv) warrants of the Issuer exercisable, currently or within 60 days of August 2, 2004, for an aggregate of 1,226,465,753 shares of the Issuer's common stock; (v) options of the Issuer exercisable, currently or within 60 days of August 2, 2004, for 368,275,000 shares of the Issuer's common stock (see footnote (c) above); (vi) 2,180,000 shares of Issuer's common stock held by Carole Salkind's separated spouse Morton Salkind (2,175,000 under currently exercisable options - see footnote (d) above); and (vii) secured convertible notes of the issuer whose aggregate outstanding default penalty accrued through August 2, 2004 is convertible, currently or within 60 days of August 2, 2004, into 1,081,081 shares of the Issuer's common stock

          Acme Associates, Inc. beneficially owns 240,500,000 shares, or 27.3%, of the common stock of NCT by virtue of options to purchase 240,500,000 shares of common stock of NCT that are exercisable currently or within 60 days of August 2, 2004.

          (b) Carole Salkind has sole voting and disposition power of 2,856,392,122 Beneficially Owned Shares and shared voting and dispositive power of 356,500,000 Beneficially Owned Shares. See footnotes (a), (b), (c), (d) and (e) above.

          Acme Associates, Inc. has shared voting and disposition power over all 240,500,000 shares of common stock of NCT that Acme beneficially owns. See footnote (c) above.

          (c) Through August 2, 2004, Carole Salkind has funded Issuer an aggregate of $31,590,000 cash for Issuer's secured convertible notes (see footnote (a) above), of which $500,000 was converted into shares of NCT common stock and $250,000 was repaid. Further, Issuer defaulted on the repayment of notes as they matured and issued rollover notes to Carole Salkind, each comprised of the principal in default along with accrued interest (including interest calculated at a default rate of 13% after the maturity date, or demand for payment of a demand note, on the principal in default along with interest through maturity calculated at 8%) and default penalty (10% of the principal in

                                  SCHEDULE 13D
CUSIP No.  62888Q109


          default). In some instances, Carole Salkind supplied NCT additional cash (included in the aggregate cash noted above) that was included in the rollover note.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship
          With Respect to Securities of the Issuer.

          None.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1. Joint Filer Agreement Pursuant to Rule 13d-1 between Carole Salkind and Acme Associates, Inc. dated June 28, 2003 filed with
          Schedule 13D as filed on December 19, 2003 and incorporated herein by reference.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2004


                                                /s/ Carole Salkind
                                                ------------------------
                                                CAROLE SALKIND


                                                ACME ASSOCIATES, INC.

                                                By: /s/ Carole Salkind
                                                ------------------------
                                                        Carole Salkind
                                                        Attorney-in-fact